EXHIBIT 10.21


                            COVEST BANCSHARES, INC.

                     1996 STOCK OPTION AND INCENTIVE PLAN

                              Amendment 2002-1

                                 May 20, 2002

Pursuant to Section 18 of the FirstFed Bancshares, Inc. 1996 Stock Option and Incentive Plan (the "1996 Option Plan"), COVEST BANCSHARES, INC., by its Directors and on the date stated above, hereby amends the Stock Option Plan effective as of May 20, 2002.
1.	1996 Option Plan Section 13 is amended to read as follows:

13.	Effect of Change of Control.  Each of the events specified
in the following clauses (i) through (iii) of this Section 13 shall be deemed a "change of control": (i) any third person, including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, shall become the beneficial owner of shares of the Corporation with respect to which twenty-five percent (25%) or more of the total number of votes for the election of the Board of Directors of the Corporation may be cast; (ii) as a result of, or in connection with, any cash tender offer, merger or other business combination, sale of assets or contested election, or combination of the foregoing, the persons who were directors of the Corporation shall cease to constitute a majority of the Board of Directors of the Corporation; or (iii) the shareholders of the Corporation shall approve an agreement providing either for a transaction in which the Corporation will cease to be an independent publicly owned entity or for a sale or other disposition of all or substantially all the assets of the Corporation. If the Continuous Service of any Participant of the Corporation or any Affiliate is involuntarily terminated for whatever reason, at any time within eighteen
(18) months after a change of control, any Restricted Period with respect to Restricted Stock theretofore awarded to such Participant shall lapse upon such termination and all Shares awarded as Restricted Stock shall become fully vested in the Participant to whom such Shares were awarded. If the Continuous Service of any Participant of the Corporation or any Affiliate is involuntarily terminated for whatever reason, at any time within eighteen
(18) months after a change of control, all Options and Stock Appreciation Rights theretofore granted and not fully exercisable shall become exercisable in full upon the happening of such event.

The remaining 1996 Option Plan provisions shall continue in full force and effect.